Exhibit 4.5

EXECUTION COPY

April 22, 2005

Allegheny New Mountain Partners, L.P.

787 Seventh Avenue, 49th Floor

New York, NY 10019

Dear Sirs:

This letter will confirm our agreement that, in connection with your investment in Deltek Systems, Inc., a Virginia corporation (the “Company”), pursuant to the Recapitalization Agreement, effective as of December 23, 2004, by and among New Mountain Partners II, L.P., a Delaware limited partnership, New Mountain Affiliated Investors II, L.P., a Delaware limited partnership, Allegheny New Mountain Partners, L.P., a Delaware limited partnership (“Investor”), the persons listed on the signature pages thereto under the heading “Shareholders”, the Company, and such other parties who may be signatories thereto from time to time (as such agreement may be amended from time to time, the “Recapitalization Agreement”), the Investor will be entitled to the following contractual management rights relating to the Company (collectively, the “Management Rights”). Any capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Recapitalization Agreement.

1. Investor shall be entitled to routinely consult with and advise management of the Company with respect to operations of the Company and its direct and indirect subsidiaries, including all the Company’s business and financial matters and management’s proposed annual operating plans, and management will meet regularly during each year with representatives of Investor (the “Representatives”) at the Company’s facilities at mutually agreeable times for such consultation and advice, including to review progress in achieving said plans. The Company shall give Investor reasonable advance written notice of any significant new initiatives or material changes to existing operating plans of the Company and its direct and indirect subsidiaries and shall afford Investor adequate time to meet with management to consult on such initiatives or changes prior to implementation. The Company agrees to give due consideration to the advice given and any proposals made by Investor.

2. Investor may inspect all documents, contracts, books, records, personnel, offices and other facilities and properties of the Company and its direct and indirect subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants, including the accountants’ work papers, and Investor may make such copies and inspections thereof as Investor may reasonably request. The Company shall furnish Investor with such financial and operating data and other information with respect to the business and properties of the Company and its direct and indirect subsidiaries as the Investor may request. The Company shall permit the Representatives to discuss the affairs, finances and accounts of the Company and its direct and indirect subsidiaries with the principal officers of the Company and to make proposals and furnish advice with respect thereto to such persons.

3. Investor shall have the following rights regarding the appointment of members to the Company’s board of directors (the “Board”):

(a)	Investor shall have the right to designate to the Board one director (the “Designee”) as set forth in Section 7.1(a) of the Investor Rights Agreement, dated as of the date hereof (the “Investor Rights Agreement”), by and among the Company, the Investor and such other parties who may be signatories thereto from time to time (as such agreement may be amended from time to time).

(b)	Except as otherwise required to comply with the rules and regulations of the Securities and Exchange Commission applicable to the Company, or the rules and regulations of any stock exchange or automated inter-dealer quotation system for which any of the Company’s securities are listed or quoted for trading, the Company shall take all steps necessary so that the Designee shall sit on (i) each committee of the Board and (ii) the boards of directors (and committee thereof, if any) of such direct or indirect subsidiaries of the Company as Investor shall select from time to time.

4. At any time during which a Designee is not serving on the Board, the Company shall, after receiving notice from Investor as to the identity of such person (a “Board Observer”), (i) permit a Board Observer to attend all meetings of the Board and all committees thereof as a non-voting observer; (ii) provide the Board Observer advance notice of each such meeting, including such meeting’s time and place, at the same time and in the same manner as such notice is provided to the members of the Board (or such committee thereof); (iii) provide the Board Observer with copies of all materials, including notices, minutes and consents, distributed to the members of the Board (or such committee thereof) at the same time as such materials are distributed to such Board (or such committee thereof) and permit the Board Observer to have the same access to information concerning the business and operations of the Company and its direct and indirect subsidiaries as is provided to the members of the Board (or such committees thereof); and (iv) permit the Board Observer to discuss the affairs, finances and accounts of the Company and its direct and indirect subsidiaries with, and to make proposals and furnish advice with respect thereto to, the Board (or such committees thereof), without voting, and the Board, any such committees and the Company’s officers shall take such proposals or advice seriously and give due consideration thereto. Reasonable costs and expenses incurred by the Board Observer for the purposes of attending Board (or committee) meetings and conducting other Company business will be paid by the Company.

5. The Company shall deliver to Investor:

(a)

as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Company, consolidated balance sheets of the Company and its direct and indirect subsidiaries as of the end of such period then ended, and consolidated statements of income and cash flows of the Company and its direct and indirect subsidiaries for the period then ended, in each case prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein and subject to the absence of footnotes and to year-end adjustments;

(b)	as soon as available and in any event within 120 days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its direct and indirect subsidiaries as of the end of such year, and consolidated statements of income and cash flows of the Company and its direct and indirect subsidiaries for the year then ended, in each case prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, together with an auditor’s report thereon of a firm of established national reputation; and

(c)	to the extent the Company or any direct or indirect subsidiary is required by law or pursuant to the terms of any outstanding indebtedness of the Company or any direct or indirect subsidiary to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, prepared by the Company or any direct or indirect subsidiary as soon as available.

6. Investor agrees, and shall cause each of its Representatives, the Designee and the Board Observer to agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with the exercise of Investor’s Management Rights under this letter agreement, unless otherwise required by law or unless such confidential information otherwise becomes publicly available or available to it other than through this letter agreement.

7. Except for such rights that the Company has granted to Investor under the Investor Rights Agreement that terminate on a later date, the rights set forth in this letter agreement shall terminate and be of no further force or effect upon the date Investor no longer holds any securities of the Company. The confidentiality provisions hereof will survive any such termination.

8. The rights set forth in this letter agreement are intended to satisfy the requirement of contractual management rights for purposes of qualifying Investor’s interests in the Company as venture capital investments for purposes of the Department of Labor’s “plan assets” regulations, and in the event that, after the date hereof, as a result of any change in applicable law or regulation or a judicial or administrative interpretation of applicable law or regulation, it is determined that such rights are not satisfactory for such purpose, Investor and the Company shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights which satisfy such regulations.

9. This letter agreement may not be amended, modified or canceled except by written agreement of all parties hereto. This letter agreement is intended to be a legal and binding obligation of Investor and the Company.

10. This letter agreement shall be construed and enforced in accordance with, and the rights and obligations of the parties hereto shall be governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

11. By execution and delivery of this letter agreement, each of the parties hereto hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the federal and state courts located in the State of New York in New York County (collectively, the “Selected Courts”) for any action or proceeding arising out of or relating to this letter agreement, and agrees not to commence any action or proceeding relating thereto except in the Selected Courts (provided, that a party may commence any action or proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts); (ii) consents to service of any process, summons, notice or document in any action or proceeding by registered first-class mail, postage prepaid, return receipt requested or by nationally recognized courier guaranteeing overnight delivery in accordance with Section 8.3 of the Investor Rights Agreement and agrees that such service of process shall be effective service of process for any action or proceeding brought against it in any such Selected Court (provided, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law); (iii) waives any objection to the laying of venue of any action or proceeding arising out of this letter agreement in the Selected Courts; and (iv) waives and agrees not to plead or claim in any Selected Court that any such action or proceeding brought in any such Selected Court has been brought in an inconvenient forum.

12. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

Very truly yours,

DELTEK SYSTEMS, INC.

By:	/s/ Kenneth E. deLaski
Name:	Kenneth E. deLaski
Title:	Chief Executive Officer

AGREED AND ACCEPTED THIS

22 day of April, 2005

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.
By:	New Mountain Investments II, L.L.C.
its general partner

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member